May 9, 2019

Jeffrey Berson
Chief Financial Officer
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, KS 66213

       Re: QTS Realty Trust, Inc.
           QualityTech, LP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 25, 2019
           File Nos. 001-36109 and 333-201810

Dear Mr. Berson:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities